Exhibit 23.4
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of CMS Energy Corporation for the registration of common stock, preferred stock, debt securities, stock purchase contracts, stock purchase units and guarantees and to the incorporation by reference therein of our report dated February 21, 2007 (except for “Discontinued Operations” in Note 2, as to which the date is February 20, 2008) with respect to the consolidated financial statements and schedules of CMS Energy Corporation for the years ended December 31, 2006 and 2005 included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Detroit, Michigan
September 5, 2008